1st AMENDMENT TO

SUB-ADVISORY AGREEMENT

THIS 1st AMENDMENT TO THE SUB-ADVISORY AGREEMENT, made this 5th day of April, 2024 (the “Amendment”), is between Lincoln Investment Advisors Corporation, a Tennessee corporation (“LIAC”) and AllianceBernstein L.P., a limited partnership organized under the laws of Delaware (“Sub-Adviser”).

WHEREAS, LIAC currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

WHEREAS, Sub-Adviser currently serves as sub-adviser to each of the series of the Trust noted in Schedule A hereto (each, a “Fund” and collectively, the “Funds”) pursuant to a written subadvisory agreement dated April 1, 2021, between LIAC and Sub-Adviser (the “Agreement”);

WHEREAS, Sub-Adviser and LIAC desire to amend the fee schedule (“Schedule A”) to the Agreement with respect to the Funds;

WHEREAS, effective March 13, 2023, Lincoln Investment Advisors Corporation underwent a name change to “Lincoln Financial Investments Corporation” (“LFI”).

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A shall be deleted and replaced with the attached Schedule A, effective as of April 5, 2024.

2.	All references in the Agreement to “Lincoln Investment Advisors Corporation” or “LIAC” are hereby changed to “Lincoln Financial Investments Corporation” or “LFI.”

3.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

4.	This Amendment may be executed in two or more counterparts which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

LINCOLN FINANCIAL INVESTMENTS CORPORATION	ALLIANCEBERNSTEIN L.P.

By:	By:
Name: Benjamin A. Richer	Name:
Title: Senior Vice President	Title:

SCHEDULE A

Funds and Fee Schedule

The Adviser shall compensate the Sub-Adviser for services rendered to a Fund at the specified annual rate for such Fund as follows and as set forth in the table below and otherwise in accordance with the terms of this Agreement, as either may be amended from time to time:

Fund	Sleeve	Assets Under Management	Fee*
LVIP Blended Large Cap Growth Managed Volatility Fund	Equity	First $200 million Next $200 million Next $400 million Over $800 million	30 bps 25 bps 22 bps 18 bps
LVIP AllianceBernstein Large Cap Growth Fund	N/A

*

The Managed Portion of assets under management by the Sub-Adviser in the (1) LVIP AllianceBernstein Large Cap Growth Fund and (2) LVIP Blended Large Cap Growth Managed Volatility Fund shall be aggregated when calculating fees paid under this Agreement.

Any such fee to the Sub-Adviser shall be payable in arrears for each month within 10 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund.